Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna reports updated Mineral Reserves and Mineral Resources

Vancouver, March 17, 2022-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to report updated Mineral Reserve and Mineral Resource estimates as of December 31, 2021 for its four operating mines and its development project in the Americas and West Africa.

Eric N. Chapman, Senior Vice President of Technical Services of Fortuna, commented: “Integration of Yaramoko and Séguéla into Fortuna´s portfolio has significantly boosted the Company’s reserves and resources, while successful exploration and infill drilling resulted in the disclosure of Sunbird´s maiden inferred resource at Séguéla and expanded the reserves at Caylloma.” Mr. Chapman added, “Ongoing Brownfields exploration programs at San Jose, Lindero and Yaramoko will continue at pace in 2022 with 53,000 meters of drilling planned for the year aiming to grow the current resource base at these assets.”

Highlights of Mineral Reserve and Mineral Resource Update

•	Combined Proven and Probable Mineral Reserves are reported containing 3.3 Moz of gold and 25.9 Moz of silver, representing a year-over-year increase of 81 percent and decrease of 10 percent, respectively
•	Combined Inferred Mineral Resources are reported containing 1.0 Moz of gold and 26.3 Moz of silver reflecting a year-over-year increase of 82 percent and decrease of 8 percent, respectively

2021 Mineral Reserves and Mineral Resources

Mineral Reserves – Proven and Probable								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Silver Mines	Caylloma, Peru	Proven	234	101	0.30	2.38	2.96	0.8	2
		Probable	2,933	83	0.19	2.55	3.76	7.8	18
		Proven + Probable	3,167	84	0.20	2.53	3.70	8.6	20
	San Jose, Mexico	Proven	75	205	1.40	N/A	N/A	0.5	3
		Probable	2,914	180	1.17	N/A	N/A	16.8	109
		Proven + Probable	2,989	180	1.17	N/A	N/A	17.3	113
	Total	Proven + Probable	6,156	131	0.67	N/A	N/A	25.9	133
Gold Mines	Lindero, Argentina	Proven	25,786	N/A	0.66	N/A	N/A	0.0	546
		Probable	62,821	N/A	0.53	N/A	N/A	0.0	1,068
		Proven + Probable	88,607	N/A	0.57	N/A	N/A	0.0	1,614
	Yaramoko, Burkina Faso	Proven	300	N/A	3.78	N/A	N/A	0.0	36
		Probable	1,826	N/A	7.27	N/A	N/A	0.0	427
		Proven + Probable	2,126	N/A	6.78	N/A	N/A	0.0	464
	Total	Proven + Probable	90,733	N/A	0.71	N/A	N/A	0.0	2,077
Gold Project	Séguéla, Côte d’Ivoire	Probable	12,100	N/A	2.80	N/A	N/A	0.0	1,088
		Proven + Probable	12,100	N/A	2.80	N/A	N/A	0.0	1,088
Total		Proven + Probable						25.9	3,298

Mineral Resources – Measured and Indicated								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Silver Mines	Caylloma, Peru	Measured	724	97	0.34	1.79	3.24	2.3	8
		Indicated	1,994	82	0.24	1.61	3.09	5.3	15
		Measured + Indicated	2,718	86	0.26	1.65	3.13	7.5	23
	San Jose, Mexico	Measured	38	121	0.82	N/A	N/A	0.2	1
		Indicated	901	98	0.65	N/A	N/A	2.8	19
		Measured + Indicated	940	99	0.66	N/A	N/A	3.0	20
	Total	Measured + Indicated	3,658	89	0.37	N/A	N/A	10.5	43
Gold Mines	Lindero, Argentina	Measured	1,723	N/A	0.50	N/A	N/A	0.0	28
		Indicated	31,552	N/A	0.38	N/A	N/A	0.0	387
		Measured + Indicated	33,275	N/A	0.39	N/A	N/A	0.0	415
	Yaramoko, Burkina Faso	Measured	48	N/A	5.83	N/A	N/A	0.0	9
		Indicated	456	N/A	5.80	N/A	N/A	0.0	85
		Measured + Indicated	504	N/A	5.80	N/A	N/A	0.0	94
	Total	Measured + Indicated	33,779	N/A	0.47	N/A	N/A	0.0	509
Gold Project	Séguéla, Côte d’Ivoire	Indicated	3,811	N/A	2.00	N/A	N/A	0.0	244
		Measured + Indicated	3,811	N/A	2.00	N/A	N/A	0.0	244
Total		Measured + Indicated						10.5	796

Mineral Resources – Inferred								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Silver Mines	Caylloma, Peru	Inferred	3,809	116	0.59	2.03	3.50	14.2	73
	San Jose, Mexico	Inferred	3,011	125	0.93	N/A	N/A	12.1	90
	Total	Inferred	6,820	120	0.74	N/A	N/A	26.3	163
Gold Mines	Lindero, Argentina	Inferred	27,052	N/A	0.43	N/A	N/A	0.0	373
	Yaramoko, Burkina Faso	Inferred	247	N/A	4.41	N/A	N/A	0.0	35
	Total	Inferred	27,299	N/A	0.46	N/A	N/A	0.0	408
Gold Project	Séguéla, Côte d’Ivoire	Inferred	4,935	N/A	2.89	N/A	N/A	0.0	454
Total		Inferred						26.3	1,024

Notes:

1.	Mineral Reserves and Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves
2.	Mineral Resources are exclusive of Mineral Reserves
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
4.	Factors that could materially affect the reported Mineral Resources or Mineral Reserves include changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution and recovery; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate

5.	Mineral Resources and Reserves for the San Jose, Caylloma and Yaramoko mines are estimated as of June 30, 2021. Mineral Resources and Reserves for the Lindero Mine are estimated as of July 31, 2021. Mineral Resources and Reserves for the San Jose, Caylloma, Yaramoko and Lindero mines are reported as of December 31, 2021, taking into account production-related depletion for the period through December 31, 2021. Mineral Resources and Reserves for the Séguéla gold Project are estimated and reported as of March 31, 2021 with the exception of the Sunbird deposit which is estimated and reported as of December 31, 2021
6.	Mineral Reserves for the San Jose Mine are based on underground mining within optimized stope designs using an estimated NSR break-even cut-off grade of US$62.0/t to US$67.8/t equivalent to 109 to 120 g/t Ag Eq based on assumed metal prices of US$21/oz Ag and US$1,600/oz Au; estimated metallurgical recovery rates of 91% for Ag and 90% for Au and mining costs of US$33.89/t (C&F) to US$28.00/t (SLS); processing costs of US$16.23/t; and other costs including distribution, management, community support and general service costs of US$17.73/t based on actual operating costs. Mining recovery is estimated to 92% (C&F) and 93% (SLS) and mining dilution 14% (C&R) and 24% (SLS). Mineral Resources are reported at a 100 g/t Ag Eq cut-off grade based on the same parameters used for Mineral Reserves and a 15% upside in metal prices. Proven and Probable Reserves include 1.94 Mt containing 11.3 Moz of silver and 63.5 koz of gold reported at a 111 to 122 g/t Ag Eq cut-off grade and Inferred Resources totaling 2.2 Mt containing 8.8 Moz of silver and 65.4 koz of gold reported at a 100 g/t Ag Eq cut-off grade located in the Taviche Oeste concession and subject to a 2.5% royalty

7. Mineral Reserves for the Caylloma Mine are reported above NSR breakeven cut-off values based on underground mining methods including; mechanized (breasting) at US$82.79/t; mechanized (uppers) at US$77.33/t; semi-mechanized at US$90.19/t; and a conventional method at US$155.1/t; using assumed metal prices of US$21/oz Ag, US$1,600/oz Au, US$2,000/t Pb and US$2,500/t Zn; metallurgical recovery rates of 82.5% for Ag, 45% for Au, 90% for Pb and 89% for Zn. Mining, processing and administrative costs used to determine NSR cut-off values were estimated based on actual operating costs incurred from July 2020 through June 2021. Mining recovery is estimated to average 95% with average mining dilution ranging from 21% to 37% depending on the mining methodology. Mineral Resources are reported at an NSR cut-off grade of US$65/t for veins classified as wide (Animas, Animas NE, Nancy, San Cristobal veins) and US$135/t for veins classified as narrow (all other veins) based on the same parameters used for Mineral Reserves, and a 15% upside in metal prices

8.	Mineral Reserves for the Lindero Mine are reported based on open pit mining within a designed pit shell based on variable gold cut-off grades and gold recoveries by metallurgical type. Met type 1 cut-off 0.26 g/t Au, recovery 75.4%; Met type 2 cut-off 0.25 g/t Au, recovery 78.2%; Met type 3 cut-off 0.25 g/t Au, recovery 78.5%; and Met type 4 cut-off 0.28 g/t Au, recovery 68.5%. Mining recovery is estimated to average 100% and mining dilution 0% having been accounted for during block regularization to 10-meter x 10-meter x 8-meter size. The cut-off grades and pit designs are considered appropriate for long term gold prices of US$1,600/oz, estimated mining costs of US$1.51/t of material, total processing and process G&A costs of US$6.97/t of ore, and refinery costs net of pay factor of US$7.10/oz Au. A new internal study suggested an increased heap leach capacity to 115 Mt, which eliminates the previous year's Mineral Reserves restriction of 84.2 Mt. Reported Proven Reserves include 4.7 Mt averaging 0.49 g/t Au of stockpiled material. Mineral Resources are reported within the same conceptual pit shell above a 0.2 g/t Au cut-off grade based on the same parameters used for Mineral Reserves and a 15% upside in metal prices
9.	Mineral Reserves for Yaramoko are reported at a cut-off grade of 0.9 g/t Au for the 55 Zone open pit based on an assumed gold price of US$1,500/oz, 3.4 g/t Au for 55 Zone underground and 3.0 g/t Au for Bagassi South underground, based on an assumed gold price of US$1,600/oz, metallurgical recovery rates of 98.0%, surface mining costs of US$3.26/t, G&A costs of US$14.5/t, and processing cost of US$22.85/t, underground mining costs of US$101.9/t, G&A costs of US$24.1/t and processing cost of US$27.7/t. Underground mining recovery is estimated at 85% and 91% for Bagassi South and 55 Zone stopes respectively and 100% for sill drifts. A mining dilution factor of 10% has been applied for sill drifts, 0.7 meter and 1.0 meter dilution skin has been applied for 55 Zone and Bagassi South stopes respectively. Surface Mineral Reserves are reported in situ with modifying factors of 10% mining dilution and 85% mining recovery applied within an optimized pit shell and only Proven and Probable categories reported within the final pit designs. Reported Proven Reserves include 214 kt averaging 2.98 g/t Au of stockpiled material. Yaramoko Mineral Resources are reported in situ at a gold grade cut-off grade of 0.5 g/t Au for the 55 Zone open pit and 2.7 g/t Au for underground, based on an assumed gold price of US$1,700/oz and the same costs, metallurgical recovery and constrained within an optimized pit shell. The Yaramoko Mine is subject to a 10% carried interest held by the government of Burkina Faso
10.	Mineral Reserves for the Séguéla gold Project are reported constrained within optimized pit shells at an incremental cut-off grade of 0.54 g/t Au for Antenna, 0.55 g/t Au for Agouti, 0.55 g/t Au for Boulder, 0.56 g/t Au for Koula and 0.56 g/t Au for Ancien deposits based on an assumed gold price of US$1,500/oz, metallurgical recovery rate of 94.5%, mining cost of US$2.87/t for Antenna, US$2.74/t for Agouti, US$2.81/t for Boulder, US$2.85/t for Koula and US$2.93/t for Ancien, processing and G&A costs of US$21.64/t, mining owner cost of US$1.30/t, refining cost of US$2.60/oz and Royalty rate of 6%. The Mineral Reserves pit design were completed based on overall slope angle recommendations of between 37° and 57° for Antenna, Koula and Agouti deposits from oxide to fresh weathering profiles, between 34° and 56° for Ancien deposit from oxide to fresh weathering profiles and 37° and 60° for Boulder deposit from oxide to fresh weathering profiles. Mineral Reserves are reported in situ with modifying factors of 15% mining dilution and 90% mining recovery applied. Mineral Resources for the Séguéla gold Project are reported in situ at a cut-off grade of 0.3 g/t Au for Antenna and 0.5 g/t Au for the satellite deposits, based on an assumed gold price of US$1,700/oz and constrained within preliminary pit shells. The Séguéla gold Project is subject to a 10% carried interest held by the government of Côte d'Ivoire

11.	Eric Chapman is the Qualified Person responsible for Mineral Resources reported for the San Jose, Caylloma and Lindero mines; Amri Sinuhaji is the Qualified Person responsible for Mineral Reserves reported for the San Jose, Caylloma and Lindero mines; both being employees of Fortuna Silver Mines Inc. Matthew Cobb is the Qualified Person responsible for Mineral Resources reported for the Yaramoko Mine and Séguéla gold Project, being an employee of Roxgold Inc. (a wholly owned subsidiary of Fortuna). Ashraf Suryaningrat and David Whittle are the Qualified Persons responsible for the underground and open pit Mineral Reserves reported for the Yaramoko Mine, both being employees of Roxgold Inc. (a wholly owned subsidiary of Fortuna). Shane McLeay is the Qualified Person responsible for Mineral Reserves reported for the Séguéla gold Project, being an employee of Entech Pty Ltd
12.	N/A = Not applicable
13.	Totals may not add due to rounding

Lindero Mine, Argentina

As of December 31, 2021, the Lindero Mine has Proven and Probable Mineral Reserves of 88.6 Mt containing 1.6 Moz of gold, in addition to Measured and Indicated Resources, exclusive of Mineral Reserves, of 33.3 Mt containing 415,000 ounces of gold, and Inferred Resources of 27.0 Mt containing 373,000 ounces of gold.

Since December 31, 2020, Mineral Reserve tonnes increased by 7 percent, while gold grade decreased 8 percent to 0.57 g/t. Changes are primarily due to mining related depletion of 6.2 Mt of material delivered to the heap leach pad in 2021 and an increase of the heap leach capacity limit to 114 Mt based on an updated internal design.

Measured and Indicated Resource tonnes, exclusive of Mineral Reserves, decreased slightly by 2.3 Mt or 6 percent since December 31, 2020 to 33.3 Mt, due to minor adjustments in operating costs and the reserve cut-off grade.

Inferred Resources tonnes decreased by 3.3 Mt or 11 percent, to 27.1 Mt since December 31, 2020 with the gold grade increasing 2 percent to 0.43 g/t. The decrease in Inferred Resources is due to the aforementioned changes in operating costs and the ultimate pit shell design.

Yaramoko Mine, Burkina Faso

As of December 31, 2021, the Yaramoko Mine has Proven and Probable Mineral Reserves of 2.1 Mt containing 464,000 ounces of gold, in addition to Measured and Indicated Resources, exclusive of Mineral Reserves, of 0.5 Mt containing 94,000 ounces of gold, and Inferred Resources of 0.25 Mt containing 35,000 ounces of gold.

Since June 30, 2020, Mineral Reserve tonnes decreased by 32 percent, while gold grade decreased slightly by 3 percent to 6.78 g/t. The reasons for the changes in Mineral Reserves are:

•	Depletion related to production from the mine resulting in a decrease of 0.92 Mt or 203,000 ounces of gold extracted from June 30, 2020 through December 31, 2021, of which 84,000 tonnes containing 6,000 ounces of gold was added to Proven Reserves having been stockpiled

•	Adjustments in the geological interpretation related to infill drilling and production data adjacent to currently mined stopes resulted in a decrease of 0.31 Mt containing 55,000 ounces of gold

•	Exploration and infill drilling in the deeper levels of the deposit resulted in the upgrade of 0.37 Mt or 91,000 ounces of gold

•	Updating of estimation parameters including treatment of outliers, adjustments in expected mining recovery, estimated costs and updating in classification resulted in a decrease of 0.24 Mt or 85,000 ounces of gold

Measured and Indicated Resource tonnes, exclusive of Mineral Reserves, decreased slightly from 0.6 Mt to 0.5 Mt since June 30, 2020 with the changes being related to the reasons indicated above.

Inferred Resources tonnes decreased by 0.31 Mt or 56 percent, to 0.25 Mt since June 30, 2020 with the gold grade decreasing 34 percent to 4.41 g/t. The decrease in Inferred Resources is due to the aforementioned infill drill program which resulted in the upgrading of 0.37 Mt to reserves.

San Jose Mine, Mexico

As of December 31, 2021, the San Jose Mine has Proven and Probable Mineral Reserves of 3.0 Mt containing 17.3 Moz of silver and 113,000 ounces of gold, in addition to Inferred Resources of 3.0 Mt containing a further 12.1 Moz of silver and 90,000 ounces of gold.

Year-over-year, Mineral Reserves decreased 17 percent in terms of tonnes, while silver grade decreased 10 percent and gold grade decreased 13 percent after net changes of minus 956,000 tonnes resulting from production-related depletion, adjustments amounting to 55,000 tonnes to the geological interpretation and updating of estimation parameters and the upgrading and conversion of 301,000 tonnes of Inferred Resources to Mineral Reserves due to infill and exploration drilling. Silver grade decreased 10 percent and gold grade decreased 13 percent to 180 g/t and 1.17 g/t, respectively due to upgraded grades having lower average grades than those depleted in 2021.

Measured and Indicated Resource tonnes exclusive of Mineral Reserves remained relatively unchanged year-over-year with tonnes decreasing by 2 percent.

Year-over-year, Inferred Resources decreased 13 percent in terms of tonnes, with grades remaining relatively unchanged. The net variation is due primarily to reductions resulting from the upgrading of Inferred Resources related to infill drilling and adjustments in the geological interpretation.

Brownfields exploration remains a priority at San Jose with a 2022 program budget of US$7.4 million, which includes 26,200 meters of diamond drilling, aimed at expanding the mineralization at the mine (refer to Fortuna news release dated January 18, 2022, “Fortuna reports 2021 full year record production of 305,859 gold equivalent ounces and issues 2022 annual guidance”).

In addition, a technical evaluation is underway to test the viability of recovering mineralized pillars from the Stockwork zone of the San Jose mine. Mineral Reserves and Mineral Resources will not include any potential tonnage from this pillar material until sufficient technical studies have been completed to confirm the methodology for recovery.

Caylloma Mine, Peru

As of December 31, 2021, the Caylloma Mine has Proven and Probable Mineral Reserves of 3.2 Mt containing 8.6 Moz of silver and 20,000 ounces of gold, in addition to Inferred Resources of 3.8 Mt containing 14.2 Moz of silver and 73,000 ounces of gold.

Year-over-year, Mineral Reserve tonnes increased by 91 percent, while silver grade decreased 22 percent to 84 g/t, lead grade decreased 4 percent to 2.53%, and zinc grade increased 5 percent to 3.70%. Changes are primarily due to mining related depletion of 475,000 tonnes, upgrading and conversion of 1.39 Mt of Inferred Resources to Mineral Reserves due to a successful infill drill program focused on the Animas and Animas NE veins and changes in zinc metal prices and commercial terms accounting for 534,000 tonnes.

Measured and Indicated Resource tonnes, exclusive of Mineral Reserves, increased by 27 percent year-over-year to 2.7 Mt with silver, lead and zinc grades decreasing by 13 percent, 7 percent and 7 percent, respectively due to the same reasons as detailed for reserves.

Inferred Resources tonnes increased slightly by 2 percent year-over-year. Silver, lead, and zinc grades decreased 5 percent, 25 percent, and 14 percent, respectively. The decrease in Inferred Mineral Resources is primarily due to a successful infill drill program of the Animas and Animas NE veins resulting in the upgrading of Inferred Mineral Resources to Mineral Reserves counteracted by the inclusion of new resources in relation to exploration drilling expanding identified mineralized material in the lower levels of the Animas and Animas NE veins.

Séguéla gold Project, Côte d’Ivoire

As of December 31, 2021, the Séguéla gold Project has Proven and Probable Mineral Reserves of 12.1 Mt containing 1,088,000 ounces of gold, in addition to Inferred Resources of 4.9 Mt containing 454,000 ounces of gold.

There have been no changes from the Mineral Reserve and Mineral Resource numbers reported for the Séguéla gold Project as of March 2021, with the exception of the maiden estimation of Inferred Resources for the Sunbird discovery comprising 3.45 Mt averaging 3.16 g/t Au containing 350,000 ounces of gold reported above a 0.5 g/t Au cut-off grade (refer to Fortuna news release dated March 15, 2022, “Fortuna announces maiden Inferred Mineral Resource of 350,000 ounces at 3.16 g/t gold at the Sunbird discovery in Côte d´Ivoire”).

Qualified Person

Eric Chapman, Fortuna´s Senior Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com

Forward looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; the Company’s ability to convert inferred mineral resources to indicated mineral resources and to convert mineral resources to mineral reserves; timelines; production at the mines; the future financial or operating performance of the Company; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the estimates of expected or anticipated economic returns from the Company’s mining operations including future sales of metals, doré and concentrate or other products produced by the Company and the Company’s ability to achieve its production and cost guidance; capital expenditures at the Company’s operations; estimated brownfields expenditures in 2022; the success of the Company’s exploration activities, including infill drill programs at its mines and development projects; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition; metal price estimates, estimated metal grades in 2021; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the duration and effects of the COVID-19 pandemic on our operations and workforce and the effects on the global economy and society; changes in prices for silver, gold and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; fluctuations in currencies; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy, labour, materials and supplies, transport and services; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.